UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



05037605

SEC FILE NUMBER
8-45465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *NN:* Bancnorth Investment Group *Inc.*

FN: Granite Investment Services Inc.   PROCESSED

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 1ˢᵗ Street South, Suite 300   MAR 2 3 2005

                                         (No. and Street)   THOMSON FINANCIAL

St. Cloud   MN   56301

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Schmitz   320-656-4309

                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

                        (Name – if individual, state last, first, middle name)

600 Peachtree Street Ste 2800   Atlanta   GA   30308

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 2 8 2005 WASH. D.C. 179 PROCESSING SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



AUDITED FINANCIAL STATEMENT
Bancnorth Investment Group, Inc.
(formerly Granite Investment Services, Inc.)
December 31, 2004
with Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, _____Mark Paul Shelson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Bancnorth Investment Group_____, as of _____February 21_____, 20_05____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

```
JULIE ANNE PREUSSER
Notary Public
Minnesota
No. 20411045
My Commission Expires January 31, 2008
```

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bancnorth Investment Group, Inc.
(formerly Granite Investment Services, Inc.)
Audited Financial Statement
December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm   1

Audited Financial Statement

    Statement of Financial Condition   2

    Notes to Financial Statement   3


Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Bancnorth Investment Group, Inc.
(formerly Granite Investment Services, Inc.)

We have audited the accompanying statement of financial condition of Bancnorth Investment Group, Inc. (the "Company," formerly Granite Investment Services, Inc., a wholly owned subsidiary of PrimeVest Financial Services, Inc., which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bancnorth Investment Group, Inc. (formerly Granite Investment Services, Inc.) at December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Atlanta, Georgia
February 15, 2005

Bancnorth Investment Group, Inc.
(formerly Granite Investment Services, Inc.)
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$	470,572
Due from affiliates, including $13,498 under tax allocation agreement		13,798
Prepaid expenses		41,805
Other assets		11,665
Total assets	$	537,840

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and other accrued expenses	$	804
Due to affiliates		113,524
Total liabilities		114,328

Stockholder's equity:

Common stock, $.01 par value per share; 1,000,000 shares authorized, 6,000 shares issued and outstanding		60
Additional paid-in capital		575,174
Accumulated deficit		(151,722)
Total stockholder's equity		423,512
Total liabilities and stockholder's equity	$	537,840

The accompanying notes are an integral part of this financial statement.

2

1.   **Nature of Business and Ownership**

Bancnorth Investment Group, Inc. (formerly Granite Investment Services, Inc.) (the "Company") operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of PrimeVest Financial Services, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. ("LCH"), which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through the Parent. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2.   **Summary of Significant Accounting Policies**

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with the Parent. The Company holds no customer funds or securities. The Parent provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the Parent may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2004 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. **Income Taxes**

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

The Company had no deferred tax assets and no deferred tax liabilities at December 31, 2004.

4. **Related Party Transactions**

The Parent performs certain administrative functions, including the payment of expenses and collection of cash, for the Company at no charge. As a result, expenses of the Company may not be indicative of what would have been reported if it had operated independently.

5. **Contingencies**

The Company is party to a number of claims and lawsuits/arbitrations arising in the course of their normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2004, the Company had net capital of $326,849, which was $76,849 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was .35 to 1.